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IMMEDIATE RELEASE

Contact:  Richard G. Pond
          617/854-8065

                          CASTLE CREEK PARTNERS, L.P.
                           ANNOUNCES TENDER OFFER FOR
                             UP TO 430,000 UNITS OF
                       BOSTON CELTICS LIMITED PARTNERSHIP

     January 13, 1999. Boston, Massachusetts. Castle Creek Partners, L.P., a privately owned limited partnership, has announced its commencement of a cash tender offer for up to 430,000 limited partnership units of Boston Celtics Limited Partnership (NYSE: BOS), or approximately 16% of the outstanding Units, at a price of $17.00 per Unit, net to the tendering Unitholder. The offer represents a 21% premium over yesterday's closing price of $14.00 per Unit. The offer is made upon and subject to the terms of the Offer to Purchase dated January 13, 1999, which will be filed today with the Securities and Exchange Commission.

     Castle Creek's tender offer will expire at 5:00 P.M., New York City time, on March 1, 1999, unless extended. If more than 430,000 Units are validly tendered and not withdrawn, Castle Creek will accept for purchase up to 430,000 of the tendered Units, on a pro rata basis, subject to the terms of the Offer to Purchase.

     ChaseMellon Shareholder Services, L.L.C. is the Information Agent and Depositary for the tender offer. Banks and brokers needing assistance should call ChaseMellon Shareholder Services at (800) 953-2497. Unitholders who wish to receive a copy of the Offer to Purchase and related materials or who have questions about the tender offer should contact Castle Creek directly at (617) 854-8065.

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Units. The offer is made solely by the Offer to Purchase dated January 13, 1999 and the related Letter of Transmittal.